The Board of Directors
Communicate Now. Com, Inc.

     We consent to the use of our report  dated  November  24, 2000  (except for
Notes 6(C) and 9 as to which the date is  December 8,  2000),  on the  financial statements of Communicate  Now. Com, Inc. as of October 31, 2000 included herein on the registration  statement of Communicate Now.Com,  Inc. on Form SB-2 and to the reference to our firm under the heading "Experts" in the prospectus.

     Our report dated November 24, 2000 (except for Notes 6(C) and 9 as to which the date is December 8, 2000) contains an explanatory paragraph that states that the Company has suffered operating losses and has a working capital  deficiency, which raise  substantial doubt about its ability to continue as a going concern.
The financial  statements do not include any adjustments  that might result from the outcome of that uncertainty.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
December 20, 2000